SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)[1]

BENIHANA INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

082047101
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]   Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[     ]   Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 082047101

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Springhouse Capital, LP

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ___

         (b) ___

3.      SEC Use Only

4.      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	76,053 76,053

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         76,053

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            2.62%

12.      Type of Reporting Person (See Instructions)

            PN

CUSIP No. 082047101

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Springhouse Asset Management LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ___

         (b) ___

3.      SEC Use Only

4.      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	76,053 76,053

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         76,053

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            2.62%

12.      Type of Reporting Person (See Instructions)

            OO

CUSIP No. 082047101

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Brian Gaines

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ___

         (b) ___

3.      SEC Use Only

4.      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	76,053 76,053

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         76,053

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            2.62%

12.      Type of Reporting Person (See Instructions)

            IN

Item 1(a).    Name of Issuer:

        Benihana Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

         8685 NW 53rd Terrace
         Miami, Florida 33166

Item 2(a).    Name(s) of Person(s) Filing:

1. 2. 3.	Springhouse Capital, LP, a Delaware limited partnership ("LP"); Springhouse Asset Management LLC, a Delaware limited liability company ("LLC"); and Brian Gaines.

        LP, LLC and Mr. Gaines are collectively referred to as the "Reporting Persons."

Item 2(b).    Address of Principal Business Office or, if None, Residence:

        520 Madison Avenue, 35th Floor, New York, NY 10022

Item 2(c).    Citizenship:

        LP and LLC are Delaware entities. Mr. Gaines is a citizen of the United States.

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

        082047101

Item 3.    If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

        Not applicable

Item 4.    Ownership:

Each of the Reporting Persons may be deemed the beneficially own the following (all of which are directly owned by LP):

(a)	Amount beneficially owned:	76,053
(b)	Percent of class:	2.62% (based on 2,992,979 shares outstanding at October 31, 2005 according to the Issuer's quarterly report on Form 10-Q for the period ended October 9, 2005).
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:		0
	(ii) Shared power to vote or to direct the vote:		76,053
	(iii) Sole power to dispose or to direct the disposition of:		0
	(iv) Shared power to dispose or to direct the disposition of:		76,053

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.    Identification and Classification of Members of the Group:

         Not applicable

Item 9.    Notice of Dissolution of Group:

        Not applicable

Item 10.    Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 10, 2006 (Date)

/s/Brian Gaines (Signature) Brian Gaines, Individually and as managing member of Springhouse Asset Management LLC, general partner of Springhouse Capital, LP (Name/Title)